

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 15, 2016

<u>Via E-mail</u>
Carissa L. Rodeheaver
Chairman, President and Chief Executive Officer
First United Corporation
19 South Second Street
Oakland, MD 21550

> **Re: First United Corporation**
> **Registration Statement on Form S-1**
> **Filed November 7, 2016**
> **File No. 333-214477**

Dear Mrs. Rodeheaver:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Andrew Bulgin, Esq.